UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-        .]

SIGNATURES
KCRC’s patronage affected by SARS last year

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 29 April 2004	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director, Finance

PRESS RELEASE

KCRC’s patronage affected by SARS last year

     (28 April 2004, Hong Kong) The Kowloon-Canton Railway Corporation’s (KCRC) 2003 Annual Report was tabled in the Legislative Council today. Like all other transport operators in Hong Kong, the Corporation felt the effects of the outbreak of Severe Acute Respiratory Syndrome (SARS) last year. SARS impacted ridership in the second quarter of the year, resulting in a 6% decrease in overall patronage to 1,132,000 passenger trips a day on average for the whole year.

     Nevertheless, the Corporation maintained its share of the domestic transport market at 50.1%, the same share it enjoyed in 2002. East Rail domestic patronage dropped by 3.9% during the year, to an average of 537,800 passengers a day.

     Similarly, our cross-boundary patronage also suffered a setback from the impact of SARS. Although the cross-boundary market improved later in the year, our patronage did not fully recover due to severe competition from cross-boundary coach operators. Coach operations at the Lok Ma Chau boundary directly impacted KCRC patronage at Lo Wu. As a result, patronage for the year decreased by 10.8% to 224,500 passengers a day, and market share shrank 5.9% to 68.6%. Although the Government is committed to monitoring the cross-boundary coach industry, we anticipate severe competition from the growing number of cross-boundary bus operations in the year ahead.

     The patronage of Intercity Passenger Services was also affected by the SARS outbreak last year, recording an overall yearly decrease of 6.7%, to 5,870 passengers a day. Nevertheless, ridership quickly returned to normal following the end of the outbreak. With the launch of additional services, the market share for our Guangzhou-Kowloon Through Trains (GZTT) grew by 1.8% to 22.9% in 2003.

     As for Light Rail, the average daily patronage during the year was 291,400, a decrease of 7.1% from 2002. KCRC bus operations, on the other hand, increased patronage by 1.1% to an average of 72,230 passengers per day.

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     Owing to the decrease in patronage, transport revenue dropped by 9.4% to HK$3,819 million. Non-transport recurrent revenues, derived mainly from property rents, fell by 1.6% to HK$607 million. In the face of the difficult conditions posed by SARS, the KCRC managed to post a net profit of HK$1,381 million, which represented a decrease of 37.5% when compared with the previous year. The Corporation paid a dividend of HK$620 million to the Government. Operating costs for the year decreased by 0.7% to HK$2,877 million as a result of the Corporation’s continuing efforts to contain costs and operate more efficiently.

     As for the new railway projects, the highlight of the year was the opening of West Rail in December. At the same time, the Corporation continued to move ahead with the other capital projects and invest in improvements to the East Rail and Light Rail systems. Construction of the Lok Ma Chau Spur Line started at the beginning of the year. The completion and implementation of the Automatic Train Operation system increased East Rail’s line capacity to 27 trains per hour from 24 per hour. As a result, East Rail now has the capacity to handle the projected growth in passenger traffic following the opening of the Tsim Sha Tsui Extension and Ma On Shan Rail. The improvements to Lo Wu Station, the majority of which were completed in 2003, have made journeys more pleasant and convenient for passengers.

     The KCRC faces many challenges in the year ahead as existing projects near completion and planning for future projects advances. At the same time, we are also engaged in preparing a joint business submission regarding a possible merger with the MTRC, within the parameters set by the Government. The report will be submitted to the Government before 31 August. One of the greatest challenges we face in the coming year however, is promoting West Rail patronage: for the four months since commissioning, ridership has consistently achieved only half of the target number. The problems of accessibility, connectivity and ease of interchanging have become priority issues to be resolved above all else.

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Note to editors:

Copies of the KCRC Annual Report 2003 have been boxed at the Government’s Information Services Department. The Annual Report has also been posted on KCRC’s website www.kcrc.com.

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